PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated August 28, 2007)

100% Principal Protection Notes
Linked to a Currency Basket

A Strategic Complement to Fixed Income Investing
UBS AG $5,456,960 Notes Linked to a Currency Basket due February 27, 2009

Investment Description

These Principal Protection Notes Linked to a Currency Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the appreciation of the U.S. dollar relative to a basket of currencies (the “Basket”). The Basket is composed of three currencies: the Euro (EUR), the British pound (GBP) and the Canadian dollar (CAD) (each a “Basket Currency” and collectively the “Basket Currencies”). Principal protection only applies at maturity.

Features

☐	Possibility of enhanced returns linked to the appreciation of the U.S. dollar relative to Basket Currencies
☐	100% principal protection at maturity
☐	Exposure to Euro, British, and Canadian currencies
☐	170% Participation Rate

Key Dates

Trade Date	August 28, 2007
Settlement Date	August 31, 2007
Valuation Date	February 24, 2009
Maturity Date	February 27, 2009

Security Offerings

We are offering 100% Principal Protection Notes linked to a Currency Basket. If the Basket Return, which is linked to the performance of the US dollar versus the currencies in the Basket, is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the principal amount of the Notes multiplied by the product of 170% (the Participation Rate) and the appreciation of the Basket (that is, the amount by which the Basket Return is greater than zero). If the Basket Return on the Valuation Date is below or equal to zero, then the investor will receive at maturity only the principal amount of the Notes, with no additional return. The Notes do not bear interest and are 100% principal protected if held to maturity. The Notes are offered at a minimum investment of $1,000.

See “Indicative Terms” on page 3. The Notes we are offering will have the terms set forth in the Prospectus Supplement, the accompanying prospectus and this Pricing Supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page S-9 of the Prospectus Supplement relating to the Notes for risks related to an investment in the Notes.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this Pricing Supplement, or the accompanying Prospectus Supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us

Per Note	$10.00	$0.175	$9.825

Total	$5,456,960	$95,496.80	$5,361,463.20

UBS Financial Services, Inc.UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a Prospectus Supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this Pricing Supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

◆	Prospectus Supplement dated August 28, 2007 http://www.sec.gov/Archives/edgar/data/1114446/000095012307012158/e39203b2e424b2.htm

◆	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the 100% Principal Protection Notes linked to a Currency Basket that are offered hereby. Also, references to the “Prospectus Supplement” mean the UBS prospectus supplement, dated August 28, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if, among other
considerations:

◆	You seek an Investment with a return linked to the Basket Currencies.

◆	You believe the value of the U.S. dollar will appreciate (the currencies in the Basket depreciate) relative to the Basket Currencies over the term of the Notes.

◆	You seek an investment that offers 100% principal protection when the Notes are held to maturity.

◆	You do not seek current income from this investment

◆	You are willing to invest in the Notes based on the Participation Rate.

The Notes may not be suitable for you if, among
other considerations:

◆	You do not seek an investment with exposure to depreciation of Euro, Canadian, and British currencies versus the US dollar

◆	You believe the value of the U.S. dollar will depreciate (the currencies in the Basket appreciate) relative to the Basket Currencies over the Term of the Notes.

◆	You prefer the lower risk, and therefore accept the potentially lower returns, of non-structured fixed income investments with comparable maturities and credit ratings.

◆	You seek current income from your investments.

◆	You are unable or unwilling to hold the Notes to maturity.

◆	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 and more detailed “Risk Factors” beginning on page S-9 of the Prospectus Supplement relating to the Notes for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch

Issue Size	$5,456,960

Issue Price	$10 per Note

Minimum Investment	$1,000 (100 Notes)

Term	18 months

Basket	The Euro (EUR), British pound (GBP), and the Canadian dollar (CAD) (each a “Basket Currency” and collectively the “Basket Currencies”).

Basket Currency Weighting	For each Basket Currency as set forth below:
	GBP/USD Spot Rate	33.33%
	EUR/USD Spot Rate	33.34%
	USD/CAD Spot Rate	33.33%

Participation Rate	170%

Principal Protection	100% if held to maturity

Payment at Maturity	At maturity, you will receive a cash payment, for each Note of $10 plus the Additional Amount, which may be zero.

Additional Amount	An amount per Note equal to the greater of (a) zero and (b) $10 x Basket Return x Participation Rate

Basket Return	A percentage equal to:
Basket Ending Level–Basket Starting Level

Basket Starting Level

Basket Starting Level	100

Basket Ending Level	The Basket closing level on the Valuation Date, equal to 100 x (1 plus the sum of the Weighted Currency Returns)

Weighted Currency Return	For each Basket Currency: Currency Return x Basket Currency Weighting

Currency Return	For GBP and EUR
Initial Spot Rate–Final Spot Rate

Initial Spot Rate
For CAD
Final Spot Rate–Initial Spot Rate

Final Spot Rate

Final Spot Rate:	For each Basket Currency, the Reference Exchange Rate for that Basket Currency on the Valuation Date, determined by the Calculation Agent as set forth in the Prospectus Supplement.

Initial Spot Rate	For each Basket Currency, the Reference Exchange Rate for that Basket Currency determined by the Calculation Agent on the Trade Date as set forth below:
	EUR	1.3608
	GBP	2.0034
	CAD	1.0654

CUSIP	902619436

ISIN	US9026194368

Determining Payment at Maturity

The percentage change from the Basket Starting Level to the Basket Ending Level

You will receive a cash payment that provides you with a return multiplied by the Participation Rate of 170%.

Accordingly, if the Basket Return is positive, your Payment at Maturity per Note will be calculated as follows:

$10 + [$10 x Basket Return x Participation Rate]

You will receive the principal amount of your Notes at Maturity, and no additional return.

Scenario Analysis and Examples at Maturity

The following examples for the Notes show Scenarios for the Payment at Maturity of the Notes, assuming a Participation Rate of 170% and hypothetical Basket Returns from –10% to + 15%.

Hypothetical Examples1:

The following additional payment examples for the Notes shows scenarios for the Payment at Maturity of the Notes, illustrating positive and negative Basket Ending Levels and Basket Returns reflecting either correlated or offsetting appreciation and depreciation in the different Basket Currencies. The following examples are based on a Participation Rate of 170%, as well as Initial Spot Rates for the Basket Currencies and for the Final Spot Rates (which will be determined on the Valuation Date), and consequently of the Basket Ending Level and Basket Return. The hypothetical Initial Spot Rate and Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with UBS Research forecasts for any Basket Currency/USD exchange rates and should not be taken as indicative of the future performance of any Basket Currency/USD exchange rate.

Example 1:

The USD appreciates relative to each the GBP, EUR and CAD, resulting in a Basket ending Level of 105 and a Basket Return of 5.00%. With the Participation Rate, the Additional Amount will be $0.85, and therefore a Payment at Maturity of $10.85 per $10 Note.

Because the Basket Return is 5.00%, which is greater than zero, the Additional Amount is equal to $0.85, and the payment at Maturity is equal to $10.85, per $10 Note (a return of 8.50% per $10 Note), calculated as follows:

$10 + ($10 x 5% x 170%) = $10.85

The table below illustrates how the Basket Ending Level in the above example was calculated:

	Initial Spot Rate	Final Spot Rate		Basket Currency	Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Currency Return	Weighting	Currency Return

GBP	2.0034	1.8031	10.00%	33.33%	0.0333
EUR	1.3608	1.3608	0.00%	33.34%	0.0000
CAD	1.0654	1.1215	5.00%	33.33%	0.0167

Sum of weighted Currency Returns=					0.0500

Basket Ending Level = 100 (1+ Sum of weighted Currency Returns)=					105.00

[1]	The payment at maturity per Note should be multiplied by the number of Notes you have purchased (which cannot be less than 100).

Example 2:

The USD appreciates relative to GBP, depreciates relative to the EUR and remains unchanged relative to the CAD, resulting in a Basket ending Level of 100 and a Basket Return of 0%, and therefore a Payment at Maturity of $10.00 per $10 Note.

Because the Basket Return is 0.00%, the Additional Amount is equal to $0, and the payment at Maturity is equal to $10.00, per $10 Note (a return of 0.00% per $10 Note), calculated as follows:

$10 + ($10 x 0% x 170%) = $10.00

The table below illustrates how the Basket Ending Level in the above example was calculated:

	Initial Spot Rate	Final Spot Rate		Basket Currency	Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Currency Return	Weighting	Currency Return

GBP	2.0034	1.9032	5.00%	33.33%	0.0167
EUR	1.3608	1.4288	–5.00%	33.34%	–0.0167
CAD	1.0654	1.0654	0.00%	33.33%	0.0000

Sum of weighted Currency Returns=					0.0000

Basket Ending Level =100 (1+ Sum of weighted Currency Returns)=					100.00

Example 3:

The USD depreciates relative to each the GBP, EUR and CAD, resulting in a Basket ending Level of 93.33 and a Basket Return of –6.667%, and therefore a Payment at Maturity of $10.00 per $10 Note.

Because the Basket Return is –6.667%, which is less than zero, the Additional Amount is equal to $0.00, and the payment at Maturity is equal to $10.00, per $10 Note (a return of 0.00% per $10 Note), calculated as follows:

$10 + ($10 x 0% x 170%) = $10.00

The table below illustrates how the Basket Ending Level in the above example was calculated:

	Initial Spot Rate	Final Spot Rate		Basket Currency	Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Currency Return	Weighting	Currency Return

GBP	2.0034	2.2037	–10.00%	33.33%	–0.0333
EUR	1.3608	1.4288	–5.00%	33.34%	–0.0167
CAD	1.0654	1.0147	–5.00%	33.33%	–0.0167

Sum of weighted Currency Returns=					–0.0667

Basket Ending Level =100 (1+ Sum of weighted Currency Returns)=					93.33

Hypothetical Historical Basket Ending Level

The following chart shows the hypothetical Basket Ending Level at the end of each week in the period from January 29, 1999 through August 28, 2007, using a Basket Ending Level indexed to 100 on August 28, 2007 based upon Initial Spot Rates determined on that day. The Basket Ending Level for any prior day was obtained by using the formula for the calculation of the Basket Ending Level described above. For purposes of the Notes and the determination of the Additional Amount (if any), the Basket Starting Level equals 100.

Key Risks

Market risk—The return on the Notes at maturity is linked to the performance of the currencies in the Basket relative to US dollar, and will depend on whether, and the extent to which, Basket Currencies depreciate against the US dollar. The Basket Return will be based on the performance of the US dollar versus each of the underlying currencies during the term of the Notes. The value of the Basket will be affected by movements in the value of the underlying currencies against the dollar.

◆	The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

◆	The original issue price of the Notes includes the agents’ commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates—As a result, the price, if any, at which UBS AG or its affiliates will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you.

◆	Depreciation in the level of an underlying currency versus the US dollar may be offset by appreciation in the level of another underlying currency versus the US dollar, and gains in one currency position of the Basket may be offset by losses in another currency position of the Basket—The Notes are linked to the performance of the Basket, which reflects an investment in the US dollar versus three underlying currencies. Any depreciation in one currency in the Basket versus the US dollar may be offset by an appreciation in the level of another currency in the Basket versus the US dollar, or vice versa. Therefore, a positive return in one currency position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another underlying currency position, resulting in an aggregate Basket Return equal to or less than zero.

◆	Currency markets may be volatile—Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of the European Union, Great Britain and Canada. These factors may affect the values of the component currencies reflected in the Basket and the value of your Notes in varying ways, and different factors may cause the values of the underlying currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

◆	Legal and regulatory risks—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, on the value of the Notes.

◆	Potential conflicts of interest exist—UBS and its affiliates expect to engage in trading activities related to the underlying currencies in the Basket that are not for the account of holders of Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management. Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount, if any, of your payment at maturity on the Notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine the Final Exchange Rate on the final valuation date. Since this determination by the calculation agent will affect payment at maturity on the Notes, the calculation agent may have a conflict of interest.

◆	We and our affiliates and agents, or UBS AG and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the level of the Basket to which the Notes are linked or the value of the Notes—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the currencies in the Basket to which the Notes are linked.

◆	No interest payments—You will not receive any periodic interest payments on the Note.

◆	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity—The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of UBS with the same stated maturity date.

◆	Principal protection only if you hold the Notes to maturity—If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount, and you will not have the benefit of principal protection from any decline in the value of the Basket as expressed by changes in the Basket Rates. You should be willing to hold your Notes to maturity.

◆	There may be little or no secondary market for the Notes—We do not intend to list the Notes on any stock exchange, and there can be no assurances that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time.

◆	Owning the Notes is not the same as owning the currencies in the Basket—The return on your Notes may not reflect the return you would realize if you actually purchased EUR, GBP and CAD.

Investors are urged to review ”Risk Factors” in the Prospectus Supplement related to this offering for a more detailed description of the risks related to an investment in the Notes.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page S-26 of the Prospectus Supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

The comparable yield for the Notes will be set forth in a final prospectus supplement relating to the Notes. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the principal amount of your Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2007 (unaudited)	CHF	USD

	(in millions)

Debt
Debt issued(1)	392,756	321,452

Total Debt	392,756	321,452
Minority Interest(2)	6,139	5,024
Shareholders’ Equity	51,259	41,953

Total capitalization	450,154	368,429

(1) Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.

(2) Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845 exchange rate in effect as of June 30, 2007).

Supplemental Underwriting Information

UBS Securities LLC and UBS Financial Services Inc. intend to resell the offered Notes at the original issue price applicable to the offered Notes to be resold. UBS Securities LLC and UBS Financial Services Inc. may resell the Notes to securities dealers at a discount from the original issue price of up to the underwriting discount set forth on the cover of this Pricing Supplement. See “Supplemental Plan of Distribution” on page S-31 of the Prospectus Supplement relating to the Notes for a further discussion.